UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

October 23, 2019

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☒

Announcement of the enrolment of the first patient in proof-of-concept study for ASLAN004 targeting atopic dermatitis

On October 22, 2019, ASLAN Pharmaceuticals Limited issued a press release announcing the enrolment of the first patient in its multiple ascending dose (MAD) study testing the first-in-class therapeutic antibody ASLAN004 in moderate to severe atopic dermatitis (AD) patients.

ASLAN004 is a fully human monoclonal antibody that binds to the IL-13 receptor α1 subunit (IL-13Rα1), blocking signalling of two pro-inflammatory cytokines, IL-4 and IL-13, which are central to triggering symptoms of AD, such as redness and itching of the skin.

The randomised, double blind, placebo-controlled study will initially be conducted at Singapore’s National Skin Centre and Changi General Hospital and will be led by Prof Steven Thng. It is the second part of a phase 1 study of ASLAN004 and will be conducted in AD patients. In June 2019 ASLAN announced the successful completion of the first part of the study, a single ascending dose (SAD) study that tested ASLAN004 in healthy volunteers, administered either intravenously or subcutaneously. The MAD study will evaluate 3 doses of ASLAN004 delivered subcutaneously and will be followed by an expansion cohort at the most efficacious dose. The study will recruit up to 50 moderate to severe AD patients and results are expected in the second half of 2020.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Exhibits
Exhibit Number	Exhibit Description

99.1	Press release dated October 22, 2019 regarding enrolment of first patient in for ASLAN004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	VP Finance

Date: October 23, 2019